As filed with the Securities and Exchange Commission on October 29, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-8

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

TWEETER HOME ENTERTAINMENT GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**04-3417513**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

10 Pequot Way
Canton, Massachusetts 02021
(Address of Principal Executive Offices, Including Zip Code)

1998 STOCK OPTION AND INCENTIVE PLAN, AS AMENDED
(Full Title of the Plan)

Joseph McGuire, Chief Financial Officer
TWEETER HOME ENTERTAINMENT GROUP, INC.
10 Pequot Way
Canton, Massachusetts 02021
(781) 830-3000
(Name, Address and Telephone Number, Including Area Code, of Agent For Service)

Copy to:
Timothy B. Bancroft, Esq.
Goulston & Storrs, P.C.
400 Atlantic Avenue
Boston, Massachusetts 02110
(617) 482-1776

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $.01 per share	788,876	$15.61	$12,314,354.36	$3,078.59

(1) Estimated pursuant to Rule 457(h) and (c) solely for the purpose of calculating the amount of registration fee based on the average high and low prices reported by Nasdaq on October 22, 2001.

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

The information contained in Part II of the registration statement on Form S-8, SEC File No. 333-67865, is incorporated by reference into this registration statement.

The following documents are incorporated in this registration statement by reference:

(a) the registrant's annual report on Form 10-K for the fiscal year ended September 30, 2000 filed pursuant to the Securities Exchange Act of 1934 that contains audited financial statements for the fiscal year ended September 30, 2000;

(b) the registrant's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2000, March 31, 2001 and June 30, 2001, filed pursuant to the Securities Exchange Act of 1934;

(c) the registrant's Current Reports on Form 8-K dated June 8, 2001 and August 10, 2001; and

(d) the description of the registrant's common stock contained in the registrant's Registration Statement on Form 8-A filed pursuant to the Securities Exchange Act of 1934 on April 27, 1998, and amended on June 5, 1998.

In addition, all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

Item 8. Exhibits

Exhibit Number	Description
4.1	Tweeter Home Entertainment Group, Inc. 1998 Stock Option and Incentive Plan, as amended

Exhibit Number	Description
5.1	Opinion of Goulston & Storrs, P.C.
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Goulston & Storrs, P.C. (included in opinion filed as Exhibit 5.1)
24	Power of Attorney (included on signature page)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Canton, Commonwealth of Massachusetts, on October 29, 2001.

TWEETER HOME ENTERTAINMENT
GROUP, INC.

By: /s/ Joseph McGuire

Joseph McGuire
Vice President and Chief Financial
Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey Stone and Joseph McGuire, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Jeffrey Stone Jeffrey Stone	Director, President and Chief Executive Officer (Principal Executive Officer)	October 29, 2001
/s/ Joseph McGuire Joseph McGuire	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 29, 2001
/s/ Samuel Bloomberg Samuel Bloomberg	Director and Chairman of the Board	October 29, 2001
/s/ Jeffrey Bloomberg Jeffrey Bloomberg	Director	October 29, 2001
/s/ Matthew Bronfman Matthew Bronfman	Director	October 29, 2001
/s/ Michael Cronin Michael Cronin	Director	October 29, 2001
/s/ Steven Fischman Steven Fischman	Director	October 29, 2001

Signature	**Title**	**Date**
/s/ Peter Beshouri	Director	October 29, 2001
Peter Beshouri		

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Exhibit Index

Exhibit Number	Description
4.1	Tweeter Home Entertainment Group, Inc. 1998 Stock Option and Incentive Plan, as amended
5.1	Opinion of Goulston & Storrs, P.C.
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Goulston & Storrs, P.C. (included in opinion filed as Exhibit 5.1)
24	Power of Attorney (included on signature page)